Scott Wilson Roscoe Postle Associates Inc	Suite 501, 55 University Avenue, Toronto, ON M5J 2H7 T (416) 947-0907 F (416) 947-0395 www.scottwilson.com

CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division
Registrar of Securities, Prince Edward Island

AND TO:	Toronto Stock Exchange

RE:	Crosshair Exploration & Mining Corp. (“Crosshair”) –
Consent under National Instrument 43-101

I, David A. Ross, M.Sc., P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the CMBNW Property, Labrador, Canada” dated June 22, 2009, for Crosshair Exploration & Mining Corp., with the securities regulatory authorities referred to above.

Dated: June 22, 2009.

(Signed) “David A. Ross”

David A. Ross, M.Sc., P.Geo.